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Rory Moore · 3rd

Co Founder and CEO at EvoNexus

San Diego, California, United States · Contact info

3,485 followers · 500+ connections

EvoNexus

University of Michigan

Experience

Co-Founder and CEO
EvoNexus
2010 - Present · 12 yrs 2 mos
San Diego, California, United States

EvoNexus is California's leading non-profit, corporate supported technology incubator providing full services – furnished class A office and lab space, domain experts and mentors, up to two years of residency, and the opportunity to leverage a wide network of strategic corporate and VC contacts. ...see more

Co-Founder and CEO
toSense
2012 - 2015 · 3 yrs
San Diego, California, United States

toSenseTM has developed the FDA approved CoVa™ Monitoring System, featuring a novel body-worn Sensor for at-home patients with chronic illnesses, such as congestive heart failure (CHF), chronic obstructive pulmonary disease, hypertension, and renal failure. ...see more

Co-Founder and CEO
Georgia Now
2004 - 2006 · 2 yrs

"On-Star" for the home. A dedicated network kitchen appliance for the consumer market. A re-launch of the original Georgia internet appliance for the kitchen. ...see more

Peregrine Semiconductor
9 yrs 1 mo

Founder
1990 - 1999 · 9 yrs

Cofounder, VP
Feb 1990 - Sep 1996 · 6 yrs 8 mos
San Diego, CA

NASDAQ listed company - Symbol : PSMI
Rory Moore was the seed round investor, co-founder of Peregrine Semiconductor Corp. (NASDAQ: PSMI), one of the world's leading providers of radio frequer ...see more

Co-Founder and CEO
Silicon Wave
1996 - 1997 · 1 yr

Rory was also the seed round investor and founding CEO of Silicon Wave, Inc., now owned by Qualcomm (Fortune 500, NASDAQ:QCOM). Silicon Wave produced the